September 23, 2022	+1 617 526 6000 (t) +1 617 526 5000 (f) www.wilmerhale.com

By Electronic Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Perry Hindin

Re:	Stealth BioTherapeutics Corp
Schedule 13E-3 filed August 19, 2022
File No. 005-90943

Ladies and Gentlemen:

On behalf of Stealth BioTherapeutics Corp (the “Company”), enclosed herewith is complete copy of Amendment No. 1 to the above-captioned Schedule 13E-3 (as amended, the “Schedule 13E-3”), which the Company is publicly filing concurrently on EDGAR.

The Schedule 13E-3 reflects certain revisions in response to comments contained in a letter, dated September 16, 2022 (the “Letter”), from Perry Hindin of the staff (the “Staff”) of the Securities and Exchange Commission to Irene P. McCarthy, the Company’s President and Chief Executive Officer, relating to the originally filed Schedule 13E-3. The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. For convenience, the responses are keyed to the numbering of the comments and the headings used in the Letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Schedule 13E-3. Page numbers referred to in the responses reference the applicable pages of the Schedule 13E-3. Capitalized terms have the meanings set forth in Schedule 13E-3.

On behalf of the Company, we advise you as follows:

Schedule 13E-3 filed August 19, 2022

Questions and Answers About the Merger, page 23

1.

With a view towards disclosure, please advise how “sufficient votes will be cast to authorize and approve the Merger Agreement...and the Transactions...without any further vote of any other shareholder being required” given that (i) Morningside and its affiliates, as of the date of the Schedule 13E-3 owns in the aggregate Ordinary Shares

Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109
Beijing Berlin Boston Brussels Denver Frankfurt London Los Angeles New York Palo Alto Washington

September 23, 2022

representing approximately 65.1% of the issued and outstanding Ordinary Shares of the Company and (ii) the affirmative vote of shareholders representing two-thirds or more of the votes attaching to the Ordinary Share present and voting in person or by proxy as a single class at the extraordinary general meeting is required to authorize and approve the Plan of Merger and the Transactions.

Response:    In response to the Staff’s comment, the Company has revised pages 24 and 57 of the Schedule 13E-3.

2.	Refer to the following disclosure:

•

the second paragraph on page 33 indicating that during the meeting with the Special Committee and representatives of Houlihan Lokey, Walkers and WilmerHale on July 14, 2022, Houlihan Lokey discussed with the Special Committee its preliminary financial analyses based on its review of information provided by the Company to date; and

•

the last paragraph on page 34 indicating that during the meeting with the Special Committee and representatives of Houlihan Lokey and WilmerHale on July 25, 2022, “representatives of Houlihan Lokey and WilmerHale provided information regarding precedent transactions treatment of ADS cancellation fees and discussed the terms of the Merger Agreement” and “Houlihan Lokey also discussed certain of the preliminary financial analyses previously reviewed with the Special Committee.”

Each presentation, discussion, or report held with or presented by the financial advisor, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. If the above statements reference a presentation made by Houlihan Lokey during the Special Committee’s evaluation of the transaction, please supplement the disclosure to provide a reasonably detailed description of such meeting that satisfies the requirements of Item 1015 and file any written materials, if applicable, as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A. We note that there does not appear to be any such written report dated July 14 or July 25, 2022 currently filed as an exhibit. Refer to Meyers Parking, Rel. 34- 26069 (Sep. 12, 1980) and Charles Ephraim (Sep. 30, 1987).

Response:    In response to the Staff’s comment, the Company has revised the disclosure on pages 33, 34 and 36 of the Schedule 13E-3. The Company further advises

September 23, 2022

the Staff that the “preliminary financial analyses” discussed with the Special Committee on July 25, 2022 was the July 17, 2022 written presentation, and clarifying revisions have been made on pages 34 and 36 of the Schedule 13E-3.

Reasons for the Merger and Position of the Special Committee and the Stealth Board, page 36

3.

Disclosure throughout the Schedule 13E-3 indicates that the Stealth Board, acting on the unanimous recommendation of the Special Committee, determined that Merger Agreement and the Plan of Merger “are fair to and in the best interests of the Company.” Please revise to provide the disclosure described in Item 8 of Schedule 13E-3 and Item 1014(a) of Regulation M-A. In responding to this comment, refer to the statement provided by the Buyer Group in the last paragraph on page 41 preceding the bullet points.

Response:    The Company advises the Staff that, under the laws of the Cayman Islands, the Company’s Board of Directors and the Special Committee (which was comprised of independent, disinterested Directors of the Company) owe certain fiduciary duties to the Company to determine whether the transactions are in the best interest of the Company, not that such transactions are fair to the Unaffiliated Security Holders. As such, the Company’s Board of Directors and the Special Committee evaluated and approved the proposed transaction in accordance with the requirements of the laws of the Cayman Islands. However, the Company’s Board of Directors and the Special Committee did, discuss at length whether the transaction was fair to the Company’s Unaffiliated Security Holders when evaluating and approving the proposed transactions and concluded that they believe the proposed transactions are fair to the Unaffiliated Security Holders of the Company. The Company has revised the disclosure on pages 35 and 40 of the Schedule 13E-3 to clarify the Company’s Board of Directors and the Special Committee evaluated the fairness of the proposed transactions to the Unaffiliated Security Holders and approved the proposed transactions in light of their belief that such proposed transactions were fair to the Unaffiliated Security Holders.

4.

The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). Please revise this section to either include the factors described in Item 1014(c) and clause (iii) of Instruction 2 to Item 1014 or explain why such factors were not deemed material or relevant to the Board’s fairness determination. If the procedural safeguard in Item 1014(c) was not considered, please explain why the Board believes the Rule 13e-3 transaction is fair in the absence of such safeguard. While we acknowledge the disclosure contained in the second to last bullet point on page 38, we note that it refers to “holders of a majority of the Company’s outstanding Ordinary Shares unaffiliated with the Buyer Group” as opposed to “Unaffiliated Security Holders” defined

September 23, 2022

on page 2 of the Schedule 13E-3. The staff considers officers and directors of the Company to be affiliates when considering whether such reference is sufficiently specific to satisfy Item 1014(c) of Regulation M-A. Please refer to the definition of “affiliate” in Exchange Act Rule 13e- 3(a)(1).

Response:    In response to the Staff’s comment, the Company has revised the disclosure on pages 38 and 40 of the Schedule 13E-3.

Position of the Buyer Group as to the Fairness of the Merger, page 41

5.

Refer to the preceding comment. Please revise this section to either include the factors described in clauses (iii) and (vi) of Instruction 2 to Item 1014 or explain why such factors were not deemed material or relevant to the Buyer Group’s fairness determination.

Response:    In response to the Staff’s comment, the Company has revised the disclosure on page 43 of the Schedule 13E-3.

Certain Financial Projections, page 44

6.	Refer to the assumptions on page 44 marked with bullet points and included in clauses (i) and (ii), including without limitation, references to:

•	the probability of achieving U.S. and ex-U.S. sales and establishing licensing

•	arrangements for each indication and compound,

•	market size,

•	royalty rates and launch dates for U.S. and ex-U.S. sales,

•	cost of goods sold,

•	commercial expense and

•	research and development expenses.

Please revise to the disclosure to quantify all assumptions, where practicable.

Response:    In response to the Staff’s comment, the Company has revised the disclosure on page 44 of the Schedule 13E-3.

7.

With a view towards revised disclosure, please advise us of the difference between the “Management Projections” and the “Probability-Adjusted Projections” referenced on page 45. Please revise the disclosure to include the Probability-Adjusted Projections in the Schedule 13E-3 and describe the assumptions related thereto, quantifying where practicable, including the probabilities alluded to on page 45.

September 23, 2022

Response:    In response to the Staff’s comment, the Company has revised the disclosure on pages 45, 46 and 48 to clarify that the “Probability Adjusted Projections” referred to on such pages are references to the projections prepared by the Company’s management, which are described on page 44 of the Schedule 13E-3.

Opinion of the Special Committee’s Financial Advisor, page 44

8.

Disclosure in Exhibit (c)(1) (Houlihan Lokey’s opinion) indicates that “[t]his Opinion is furnished for the use of the Committee (in its capacity as such) in connection with its evaluation of the Merger and may not be used for any other purpose without our prior written consent.” Please disclose in the Schedule 13E-3, if true, that Houlihan Lokey has consented to use of its materials in the filing.

Response:     In response to the Staff’s comment, the Company has revised the disclosure on page 44 of the Schedule 13E-3.

9.

Please confirm that the Liquidation Analysis referenced on the top of page 45 is the analysis identified on pages 12 through 16 of Exhibit (c)(2) to the Schedule 13E-3 (“Discussion Materials prepared by Houlihan Lokey for discussion with the Special Committee of the Stealth Board, dated July 31, 2022”). If true, please either include such disclosure within the Schedule 13E-3, similar to the Management Projections, or include a specific reference in the disclosure alerting readers to the location of the Liquidation Analysis and confirm that such materials will be included in the package of Rule 13e-3 materials sent or given to security holders.

Response:    In response to the Staff’s comment, the Company has revised the disclosure on page 45 of the Schedule 13E-3. The Company confirms that the contents of Exhibit (c)(2) of the Schedule 13E-3 will be included in the package of Rule 13E-3.

10.

The last sentence of this section indicates that “...in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting...as financial advisor to debtors, creditors...that may have included or represented and may include or represent...the Company, Parent, Morningside, members of the Morningside Group, other participants in the Merger or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.” Please revise the disclosure to quantify any such compensation received during the time frame and from the parties identified in Item 1015(b)(4) of Regulation M-A.

September 23, 2022

Response:    The Company advises the Staff that Houlihan Lokey has informed the Company that it does not, as a matter of course, identify all of the debtors, creditors, equity holders, trustees, agents or other interested parties (including, without limitation, formal and informal committees or groups of creditors) to or for which Houlihan Lokey or its affiliates provide financial advisory services. Accordingly, Houlihan Lokey is unable to identify or quantify any compensation, if any, which has arisen from engagements, directly or indirectly, between Houlihan Lokey and the Company, Parent, Morningside, members of the Morningside Group, other participants in the Merger or their respective affiliates or security holders during the time frame identified in Item 1015(b)(4) of Regulation M-A. However, the Company advises the Staff that it is not aware of any such engagements.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6633 or facsimile at (617) 526-5000. Thank you for your assistance.

Very truly yours,

/s/ Rosemary G. Reilly
Rosemary G. Reilly

cc:	Irene P. McCarthy, Stealth BioTherapeutics Corp

Michael Gilligan, Wilmer Cutler Pickering Hale and Dorr LLP

Ryan S. Brewer, Wilmer Cutler Pickering Hale and Dorr LLP

Jill Marie Franklin, Morningside Venture (I) Investments Limited

Suk Ying Pauli Ng, Equal Talent Investments Limited

J. Wood Capital Advisors LLC, Jason Wood

Joshua M. Zachariah, Goodwin Procter LLP

Gregg L. Katz, Goodwin Procter LLP

Sean M. Donahue, Goodwin Procter LLP